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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

================================================================================
1. Name and Address of Reporting Person*

   Delta I Acquisition, Inc.
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

   103 Foulk Road, Suite 200
--------------------------------------------------------------------------------
   (Street)

   Wilmington, Delaware  19803
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Omega Worldwide, Inc. (NASD: OWWI)
================================================================================
3. IRS Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Day/Year

   September 20, 2002
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ ] Form filed by one Reporting Person
   [X] Form filed by more than one Reporting Person

* If the Form is filed by more than one reporting person, see Instruction 4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                                        4.
                                                                                                        Securities Acquired (A) or
                                                                                3.                      Disposed of (D)
                                                       2A.                      Transaction             (Instr. 3, 4 and 5)
                                      2.               Deemed                   Code                    --------------------------
1.                                    Transaction      Execution                (Instr. 8)                           (A)
Title of Security                     Date             Date if any              ------------            Amount       or      Price
(Instr. 3)                            (mm/dd/yy)       (Month/Day/Year)         Code     V                           (D)
------------------------------------------------------------------------------------------------------------------------------------
(1) Common Stock, $0.10 par value     9/20/02                                   P                       522,423      A        $3.32
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned Following         (D) or             Indirect
1.                                   Reported Transac-       Indirect           Beneficial
Title of Security                    tion(s) (Instr. 3       (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
(1) Common Stock, $0.10 par value    12,354,553              (1)               (1)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) This Form 4 is being filed by Delta I Acquisition, Inc. (the "Purchaser"), Four Seasons Health Care Limited (the "Parent"), Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, Alchemy Partners (Guernsey) Limited and Alchemy Partners LLP (each a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons, other than Alchemy Partners LLP, acquired beneficial ownership of 522,423 shares of Common Stock, par value $0.10 per share (the "Common Stock") of Omega Worldwide, Inc. (the "Company") as a result of the merger of the Purchaser with and into the Company pursuant to the Certificate of Merger, dated September 20, 2002 and filed with the Secretary of State of the State of Delaware on September 20, 2002, and the Articles of Merger, dated September 20, 2002 and filed with the State Department of Assessments and Taxation of the State of Maryland on September 20, 2002, with the Company being the surviving corporation of the Merger, resulting in the Parent owning 100% of the Common Stock of the Company.

Alchemy Partners LLP is listed here solely because of its ownership of the entire issued share capital of Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP disclaims beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the other Reporting Persons.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                              6.
                                                                                                              Date
                                                                                    5.                        Exercisable and
                      2.                                              4.            Number of Derivative      Expiration Date
1.                    Conversion or                 3A.               Transaction   Securities Acquired (A)   (Month/Day/Year)
Title of              Exercise       3.             Deemed            Code          or Disposed of (D)        ----------------
Derivative            Price of       Transaction    Execution         (Instr. 8)    (Instr. 3, 4 and 5)       Date          Expira-
Security              Derivative     Date (Month/   Date if any       ------        -----------------------   Exer-         tion
(Instr. 3)            Security       Day/Year)      (Month/Day/Year)  Code    V     (A)             (D)       cisable       Date
------------------------------------------------------------------------------------------------------------------------------------
(1) None
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                       7.
                       Title and Amount
                       of Underlying                                                              10.
                       Securities                                              9.                 Ownership
                       (Instr. 3 and 4)                                        Number of          Form of
                       ----------------                                        Derivative         Derivative      11.
1.                                       Amount              8.                Securities         Security:       Nature of
Title of                                 or                  Price of          Beneficially       Direct (D)      Indirect
Derivative                               Number              Derivative        Owned Following    or Indirect     Beneficial
Security                                 of                  Security          Reported Trans-    (I)             Ownership
(Instr. 3)             Title             Shares              (Instr. 5)        actions (Instr.4)  (Instr. 4)      (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

(1) None
====================================================================================================================================

Joint Filer Information

Name:                               Delta I Acquisition, LLC
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Four Seasons Health Care (Capital) Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Four Seasons Health Care Holdings PLC
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Four Seasons Health Care Investments Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Four Seasons Health Care Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Alchemy Partners (Guernsey) Limited
Address:                            Trafalgar Court, Les Banques, St. Peter Port, Guernsey
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002

Name:                               Alchemy Partners LLP
Address:                            20 Bedfordbury, London, WC2N 4B
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  September 20, 2002


DELTA I ACQUISITION, INC.



By:      /s/ Paul Guilbert                                9/20/02
   ------------------------------                  ------------------
    Name:  Paul Guilbert                                   Date
    Title: Secretary



DELTA I ACQUISITION, LLC



By:    /s/ Hamilton Anstead                               9/20/02
   ------------------------------                  ------------------
   Name:  Hamilton Anstead                                 Date
   Title: President



FOUR SEASONS HEALTH CARE (CAPITAL) LIMITED



By:       /s/ Hamilton Anstead                            9/20/02
   ------------------------------                  ------------------
   Name:  Hamilton Anstead                                 Date
   Title: Director



FOUR SEASONS HEALTH CARE HOLDINGS PLC



By:       /s/ Hamilton Anstead                            9/20/02
   ------------------------------                  ------------------
   Name: Hamilton Anstead                                  Date
   Title: Director



FOUR SEASONS HEALTH CARE INVESTMENTS LIMITED



By:       /s/ Hamilton Anstead                            9/20/02
   ------------------------------                  ------------------
   Name: Hamilton Anstead                                  Date
   Title: Director



FOUR SEASONS HEALTH CARE LIMITED



By:       /s/ Hamilton Anstead                            9/20/02
   ------------------------------                  ------------------
   Name: Hamilton Anstead                                  Date
   Title: Director



ALCHEMY PARTNERS (GUERNSEY) LIMITED



By:       /s/ Paul Guilbert                               9/20/02
   ------------------------------                  ------------------
   Name: Paul Guilbert                                     Date
   Title: Director



ALCHEMY PARTNERS LLP



By:       /s/ Martin Bolland                              9/20/02
   ------------------------------                  ------------------
   Name: Martin Bolland                                    Date
   Title: Partner